Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Predecessor Company				Successor Company
	Fiscal Year Ended April 30,			Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31,
	2000	2001	2002				2003	2004
	(dollars in thousands)
Earnings:
Pretax Income	$193	$(17,406)	$(24,205)	$(3,295)	$(10,790)	$416	$(2,821)	$8,913

Earnings	193	(17,406)	(24,205)	(3,295)	(10,790)	416	(2,821)	8,913

Fixed Charges:
Interest expense on indebtedness	15,167	16,919	9,735	762	4,264	6,381	3,172	3,995
Amortization of debt issuance costs	737	732	732	183	33	39	19	147
Amortization of discount on indebtedness	—	—	—	—	459	980	—	304

Fixed Charges	15,904	17,651	10,467	945	4,756	7,400	3,191	4,446

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—	—	2.0x

(1)	Earnings were insufficient to cover fixed charges in the fiscal year ended April 30, 2000 by approximately $16.1 million; in the fiscal year ended April 30, 2001 by approximately $35.1 million; in the fiscal year ended April 30, 2002 by approximately $34.7 million; in the 2003 Combined Period by approximately $19.8 million; in the fiscal year ended April 30, 2004 by approximately $7.8 million; and in the six months ended October 31, 2003 by approximately $6.0 million.